CHEN-DRAKE LAW GROUP, P.C.
8491 Sunset Blvd., Suite 368
W. Hollywood, CA 90069
(310) 358-0104 (t); 888-896-7763 (f)

October __, 2013

United States Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549-6010

    Re: **Prime Global Capital Group Incorporated**

           Request for Waiver of Certain Audited and Unaudited Financial Statements
           Pursuant to Rule 3-14 of Regulation S-X

           File No. 000-54288

Dear Sir or Madam:

We are hereby responding to the verbal requests for additional information received on October 16, 2013, from the staff of the Securities and Exchange Commission relating to Prime Global Capital Group Incorporated's (the "Company'") written request dated September 13, 2013, for a waiver of the requirement to submit certain audited and unaudited financial statements pursuant to Rule 3-14 of Regulation S-X with respect to its acquisition of the following properties (the "Waiver Request"):

- 15 story commercial building located at Geran 10010, Lot 238 Section 43, Town and District of Kuala Lumpur, Wilayah Persekutuan, Kuala Lumpur, Malaysia, purchased in December 2012; and
- 12 story commercial building located at Megan Avenue 1, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia, purchased in July 2013.

15 Story Building

On August 2, 2012, PGCG Assets Holdings Sdn. Bhd., a wholly owned subsidiary of the Company, or PGCG Assets, entered into a Sales and Purchase Agreement pursuant to which PGCG Assets agreed to purchase the fifteen story building from CMY Assets Sdn. Bhd. at a purchase price of RM 81,500,000 (approximately US $25,885,378). RM41,000,000 (approximately US $13,022,092) of the purchase price was financed by a loan from Hong Leong Bank Berhad, with the balance paid in cash. The sale was consummated on December 11, 2012, and the 15 story building was delivered vacant to the Company in accordance with the terms of its Sales and Purchase Agreement. The acquisition and the loan were reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on December 17, 2012. A copy of the Sales and Purchase Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on August 6, 2012.

Effective March 1, 2013, the Company leased the ground floor to Popular Wizard Sdn. Bhd., at a monthly rate of RM35,000 (approximately US $11,117). The lease expires February 28, 2014, unless otherwise renewed by the parties. According to the Company, the Company received the full lease amount for each of March, April and May 2013. Commencing June 2013, the parties verbally agreed to a reduced rental amount of RM30,000 (approximately US$9,528) until the business of the tenant improves. Accordingly, the Company received a monthly rental amount of RM30,000 for each of June and July 2013. A copy of the lease agreement with Popular Wizard is included with this letter for your reference.

As previously noted in the Waiver Request, with the exception of the above mentioned lease, the Company anticipates leasing the remaining portion of the 15 story building to a single operator that will be renovating its portion of the building and converting it into a business hotel. The lease is anticipated to have a term of 10 years, and the lessee will be responsible for the operating and maintenance costs of the building.

12 Story Building

On August 6, 2012, the Company entered into twelve separate sales and purchase agreements to purchase from FNAC Holdings Sdn. Bhd. each floor of the twelve story office building at an aggregate purchase price of RM 12,300,000 (approximately US $3,906,628) on an "AS IS WHERE IS" basis. RM9,840,000 (approximately US $3,125,302) of the purchase price was financed by a loan from RHB Bank Berhad, with the balance paid in cash. The sale was consummated in July 2013, and three of the twelve floors were delivered vacant. The loan was reported on a Current Report on Form 8-K filed with the Commission on April 1, 2013. A form of the Sales and Purchase Agreement for the 12 story building was filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2012.

Pursuant to your request, a summary of the rent roll for the period commencing August 2012 and ending July 2013 is provided with this letter.

Thank you for your attention and courtesies with respect to this matter. Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at (310) 358-0104.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake

cc: Liong Tat Teh, Prime Global Capital Group Incorporated

MEGAN AVENUE 1 (FORMERLY KNOWN AS MEGAN PHILEO PROMENADE BLOCK E)

RENTAL PER MONTH

Lot No.	Floor	Aug-12	Sep-12	Oct-12	Nov-12	Dec-12	Jan-13	Feb-13	Mar-13	Apr-13	May-13	Jun-13	Jul-13
E-0-2	Ground	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380	RM7,380
E-1-2	1st	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50	RM3,392.50
E-2-2	2nd	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,500	RM4,500	RM4,500	RM4,500	RM4,500
E-3-2	3rd	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,500	RM4,500	RM4,500	RM4,500	RM4,500
E-4-2	4th	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73	RM4,577.73					
E-5-2	5th	RM4,112.40	RM4,112.40	RM4,112.40	RM4,112.40	RM4,112.40							
E-6-2	6th	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112	RM4,112
E-7-2	7th	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500	RM3,500
E-8-2	8th	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20
E-9-2	9th	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20	RM3,753.20
E-10-2	10th	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923	RM3,923
E-11-2	11th	RM5,037	RM5,037	RM5,037									
TOTAL:		RM52,696	RM52,696	RM52,696	RM47,659	RM47,659	RM43,547	RM43,547	RM38,814	RM38,814	RM38,814	RM38,814	RM38,814

Total Rental from August 2012 to July 2013 :   RM534,572

DATED THIS *1st* DAY OF MARCH 2013

BETWEEN

PGCG ASSETS HOLDINGS SDN BHD
[Company No. 983271-U]
("the Landlord")

AND

POPULAR WIZARD SDN BHD
[Company No. 907847-M]
("the Tenant")

<u>TENANCY AGREEMENT</u>

[Your Ref: 005/13/03]

THIS TENANCY AGREEMENT is made on the day and year set out in Item 1 of the Schedule hereto between the party whose name and particulars are set out in Item 2 of the Schedule hereto (hereinafter called "**the Landlord**") of the one part, AND the party whose name and particulars are set out in Item 3 of the Schedule hereto (hereinafter called "**the Tenant**") of the other part.



WHEREAS:-

1) The Landlord is the beneficial owner of all the parcel(s) of property described in Item 4 of the Schedule hereto (hereinafter called "**the Demised Premises**").

2) Subject to the terms and conditions hereinafter contained the Landlord is desirous to let to the Tenant and the Tenant is desirous to take on rent the Demised Premises from the Landlord for a period stated in Item 5 of the Schedule hereto at the monthly rental stated in Item 6 of the Schedule hereto.

3) The Tenant has agreed to rent the Demised Premises from the Landlord subject to the terms and conditions herein.

NOW THIS AGREEMENT WITHESSETH THAT:

1. Subject to the Tenant paying to the Landlord the rental hereby reserved and complying with all the terms and conditions hereinafter contained the Landlord shall let to the Tenant and the Tenant shall take on rent the Demised Premises from the Landlord for the fixed period of time stated in Item 5 of the Schedule hereto at the fixed monthly rental stated in Item 6 of the Schedule hereto, the first of such rental to be made upon the execution hereof and the subsequent payments to be made in advance by or on the seventh (7th) day of each month, by payment directly to the Landlord.

2. The term of the tenancy hereby created shall commence on the date set out in Item 7 of the Schedule hereto and shall, unless otherwise sooner determined or renewed in accordance with the terms herein contained, expire on the date stated in Item 8 of the Schedule hereto.

3. The Tenant shall pay to the Landlord upon the execution of this Agreement hereof, the sum stated in Item 9 of the Schedule hereto as Security and Utility deposit (the receipt of which sum the Landlord hereby acknowledges) as security for the due performance of the several terms and obligations contained herein to be performed by the Tenant. The Security and Utility Deposit shall not be construed or be utilised as rental for any arrears or be set off against any rental due by the Tenant to the Landlord in the months preceding the expiration of the term hereby created and any renewal hereof, if any. The Security and Utility Deposit shall be refunded free of interest to

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the Tenant less such sum(s) as may be lawfully due to the Landlord in respect of breach by the Tenant in due observance and performance of any of the terms and conditions herein contained (fair wear and tear accepted) within fourteen (14) days from the date of determination of the Tenancy herein.

4. The Tenant shall pay and discharge promptly all electricity, water, telephone, internet, sewerage and any other services subscribed by the Tenant during the term hereby created or such extensions thereof. The Security and Utilities Deposit shall be refunded free of interest to the Tenant upon the expiration of the Term hereby created or any renewal of the Term hereby created, if any, provided always that all water, electricity, telephone charges, internet, sewerage and any other services including any penalties or late payment charges thereof up to the date of redelivery of vacant possession of the Demised Premises to the Landlord shall have been settled by the Tenant and subject further to the right of the Landlord to deduct any monies for any antecedent breach(es) or default(s) of the obligations of the Tenant to pay and discharge all charges arising hereunder.

5. The Tenant hereby covenants with Landlord as follows:-

   (a) that the Tenant shall pay to the Landlord upon the execution of this Agreement hereof, the Security and Utility Deposit as security for the due performance of the several terms and obligations contained herein to be performed by the Tenant; and

   (b) that the Tenant shall pay to the Landlord the monthly rental in advance on or before the seventh (7th) day of each and every month by payment directly to the Landlord; and

   (c) that the Tenant shall pay to the Landlord the Security and Utility Deposit as security for the obligations of the Tenant to pay and discharge promptly all electricity, water, telephone, internet, sewerage and other charges from time to time; and

   (d) that the Tenant shall pay on its due date all charges in respect of electricity, water, telephone, internet, sewerage and other services as and when such bills are rendered by the appropriate authority. Copies of payment receipts shall be handed for the Landlord's inspection at the end of every month thereof upon request thereof; and

   (e) that the Tenant shall permit the Landlord and/or his servant or agents at all reasonable times and from time to time to enter and view the condition of the Demised Premises and to execute and do repairs or other works as the Landlord deems it necessary; and

(f)   that the Tenant shall not make any structural or other alteration to the Demised Premises or to any part thereof without first obtaining the written consent of the Landlord. If such consent as aforesaid is granted, the Tenant shall pay the costs thereof and when the term hereby created expires or when it is terminated for any reason whatsoever, the Tenant shall endevour to revert the Demised Premises to its original state and conditions to the entire satisfaction of the Landlord and should the Tenant refuse to do so, the Landlord may deduct such expenses from the security deposit and if the security deposit is insufficient, the Landlord shall be at liberty to sue the Tenant for the balance as a liquidated debt for the costs incurred. In any event any structural or other alteration made to the Demised Premises shall inure for the benefit of the Landlord; and

(g)   that the Tenant shall keep and maintain the interior of the Demised Premises in good and tenantable repair and condition (fair wear and tear excepted); and

(h)   that the Tenant shall not to do or permit or suffer to be done on the Demised Premises anything which in the opinion of the Landlord may be nuisance or annoyance to or in anyway interfere with the quiet enjoyment and comfort of other occupants of the Demised Premises or the neighbourhood; and

(i)   that the Tenant shall observe and comply with all local, municipal and city by-laws, regulations and notices affecting the Demised Premises on the part of the Tenant to be observed and complied as occupier thereof which are now in force or may hereafter be enacted; and

(j)   that the Tenant shall not to do anything whereby any insurance policy in respect of the Demised Premises against fire may be rendered void or voidable or whereby the premium in respect of such policy may be liable to be increased; and

(k)   that the Tenant shall not bring or store or permit or suffer to be brought in the Demised Premises any goods or matter which in the opinion of the Landlord are offensive or unpleasant or noxious or dangerous to the safety of the state and condition of the Demise Premises and the neighbourhood; and

(l)   that the Tenant shall not assign, sublet or part with the possession of the Demised Premises without first obtaining the written consent of the Landlord which consent shall not be unreasonably withheld; and

(m)   that the Tenant shall, on the determination of the Term hereby created peacefully yield up vacant possession of the Demised

Premises and the fittings and fixtures contained therein to the Landlord in good and tenantable repair and condition (fair wear and tear excepted; and

(n)   that the Tenant shall at any time during the three (3) months preceding the determination of the Tenancy herein created, permit any intending tenant or purchaser of the Demised Premises with authority from the Landlord at all reasonable times to enter and view the Demised Premises provided that due notice shall have been given to the Tenant by the Landlord or his agent's intention to enter and view the Demised Premises; and

(o)   that the Tenant shall not use the Demised Premises for any illegal or immoral purpose; and

(p)   that the Tenant shall repair forthwith and make good any damages done or caused to Demised Premises or any part thereof by the installation, use or removal of the Tenant's fixtures and fittings; and

(q)   that the Tenant shall, in addition to the rent hereby reserved, bear any increase in the present quit rent and/or assessment levied on the Demised Premises if such increase in the quit rent and/or assessment is determined by the Landlord to be the result from any act or omission of the Tenant in default of any of the obligations, covenants, and duties to be performed by the Tenant pursuant hereunder; and

(r)   that the Tenant shall save harmless and indemnify and keep fully indemnified the Landlord against any and all actual loss, damages, expenses and costs suffered or incurred by the Landlord as a result of any claim, action, suit or demand against the Landlord for any breach arising as a result of the Tenant's failure or default of his obligations and duties to be performed and discharged hereunder; and

(s)   that the Tenant shall subscribe to the telephone and internet directly with the service providers.

6.   The Landlord hereby covenants with the Tenant as follows:-

(a)   that the Landlord shall, provided always that the Tenant pays the rent hereby reserved and observes and performs the agreements, stipulations and covenants on his part to be performed and discharged herein contained, permit the Tenant to occupy and enjoy the Demised Premises during the Term of the Tenancy without any interruption or interference by the Landlord or any person or body lawfully claiming through the Landlord; and

4

(b)   that the Landlord shall pay all service charges rates taxes assessment and other such charges during the continuance of the Term of the tenancy hereby granted; and

(c)   that the Landlord shall insure the Demised Premises against loss or damage by fire; and

(d)   that the Landlord shall return the Security and Utility Deposit referred to above free of interest upon the Tenant's compliance of the terms and conditions set forth hereinabove for such refund.

(e)   The Landlord shall keep and maintain the exterior and the exterior fittings of the Demised Premises in good repair and condition (fair wear and tear excepted). For avoidance of doubt, exterior fittings shall mean and include any piping not located within the interior of the Demised Premises.

(f)   That the Landlord shall ensure that in the event the Demised Premises is sold by the Landlord subsequent hereto, the Landlord shall ensure that the sale of the Demise Premises is made subject to the tenancy created herein.

7.   **PROVIDED ALWAYS** and it is hereby agreed between the parties that:

(a)   if the rent or any part thereof shall at any time during the Term hereby created remains unpaid for **fourteen (14) days** after the same becoming due and payable or if the Tenant is in breach of any covenant irrespective of the fact that the same shall amount to a breach of a term, condition or covenant of if the Tenant shall commit an act of bankruptcy, it shall be lawful in any of the said circumstances for the Landlord at any time thereafter to re-enter and take possession of the Demised Premises without further reference to the Tenant and thereupon this tenancy shall absolutely determine without prejudice to the rights of action of the Landlord in respect of any antecedent breach of the Tenant's covenants herein contained.

(b)   Neither party shall have the **right to terminate** this Agreement before the expiry of the **two (2) years term** herein created, unless the Demised Premises becomes uninhabitable to the Tenant for reasons beyond the Tenant's control which may reasonably require the Tenant to seek early termination of the initial term, whereby the parties hereto agree to negotiate the conditions for early termination, which said conditions shall not be unreasonable to either party. In the event of breach of this condition, then the party seeking early

termination shall pay to the other party a sum equivalent to the rental for the remaining initial tenancy period as liquidated damages.

(c) The Landlord shall at the written request of the Tenant made not less than three (3) months before the expiration of Term hereby created and if there shall not at the time of such request and at the expiration of this Tenancy be any existing breach or non-observance of any of the covenants on the part of the Tenant herein contained and at the Tenant's expenses grant to the Tenant, an extension to the Term for a further period as specified in Item 10 of the Schedule hereto on similar terms as contained hereunder, save for this clause for the option to renew, **at a revised rent to be determined by the Landlord and such other terms as to be mutually agreed by the parties.**

8. Any notice to be served by either party hereto shall be served on the party intended to be served by registered post at the address stated herein and such notice shall be deemed to have been effectively served on the other party on the 3rd day from date of posting of same.

9. In this Agreement unless there be something in the subject matter or context inconsistent therewith, words importing singular number or the masculine gender only shall include the plural number of feminine and neuter gender and words importing the individual person shall also be deemed to include corporate or other bodies.

10. Time wherever mentioned shall be the essence of this Agreement.

11. This Agreement shall be binding upon the successors in title heirs legal representatives administrators executors of the parties hereto.

12. This Agreement shall be governed and interpreted in accordance with the laws of Malaysia.

13. Each party shall bear its own solicitors costs in respect of this Agreement. The stamp duty for this Agreement shall be borne and paid by the Tenant.

****

(the remainder of this page has been left blank intentionally)

IN WITNESS whereof the parties have hereunto set their hands the day and year above written.

SIGNED by the
Landlord
in the presence of :

)
)
)



PGCG ASSETS HOLDINGS SDN BHD
[Company No. 983271-U]

Witness by:

SIGNED by the authorized representative)
of the Tenant
in the presence of :

)
)



POPULAR WIZARD SDN BHD
[Company No. 907847-M]

Witness by:



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THE SCHEDULE REFERRED TO IN THE AGREEMENT

(to be taken and read as an essential term of this Agreement)

Item 1 :   Date Of the Agreement   : 01st March 2013

Item 2 :   NAME & PARTICULARS OF LANDLORD

PGCG ASSETS HOLDINGS SDN BHD [Company No. 983271-U]
No. 160
Menara CMY
Jalan Ampang
50450 Kuala Lumpur

Item 3 :   NAME & PARTICULARS OF TENANT

POPULAR WIZARD SDN BHD (Company No. 907847-M)
Unit G-1 (Level Ground Floor)
No. 160
Menara CMY
Jalan Ampang
50450 Kuala Lumpur

Item 4 :   PARTICULARS OF DEMISED PREMISES:

No. 160
Menara CMY
Jalan Ampang
50450 Kuala Lumpur

Item 5 :   TERM OF TENANCY

One (1) year

Item 6 :	RENTAL PER MONTH :	
	Ringgit Malaysia Thirty Five Thousand only (RM35,000.00)	

Item 7 :	TENANCY COMMENCES ON : 01st March 2013	

Item 8 :	TENANCY EXPIRES ON: 28th February 2014	

Item 9 :	a)	SECURITY DEPOSIT
		Ringgit Malaysia Seventy Thousand Only (RM 70,000.00)
	b)	UTILITY DEPOSIT
		Ringgit Malaysia Thirty Five Thousand Only (RM35,000.00)

Item 10 :	OPTION TO RENEW :
	One (1) year